I have been doing phone calls for 2 weeks on the investment plan for Tin Top by contacting everyone that's ever helped crowdfund us. I'm about 4 pages in on 20. Love to talk to you about it. Msg me here on Facebook or text me at (580)630-2300 and we'll set up a call to talk about what's next on our way to January firsts production!